Exhibit 16.1

April 27, 2016

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Crossroads Capital, Inc. dated April 27, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee on April 27, 2016 decided to engage Tait, Weller & Baker LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and the statements made in the 4th and 5th paragraphs.

/s/ Crowe Horwath LLP

New York, New York

cc:	Mr. Gerald Hellerman
Audit Committee Chairman
Crossroads Capital, Inc.

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